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EXHIBIT 99.1 - Risk Factors


An investment in Fulton Financial Corporation (Fulton) common stock involves certain risks, including, among others, the risks described below. In addition to the other information contained in this report, you should carefully consider the following risk factors.


                    RISK FACTORS RELATED TO FULTON'S BUSINESS

CHANGES IN INTEREST RATES MAY HAVE AN ADVERSE EFFECT ON FULTON'S PROFITABILITY.

Fulton and its subsidiary banks are affected by fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the Federal Reserve Board are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.

Net interest income is the most significant component of Fulton's net income, accounting for approximately 75% of total revenues in 2005, excluding investment security gains. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, would adversely affect Fulton's earnings and financial condition. Among other things, regional and local economic conditions as well as fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, may affect prevailing interest rates. Fulton cannot predict or control changes in interest rates.

The absolute difference between short-term interest rates and intermediate-term interest rates can also affect Fulton's net interest income. When intermediate-term interest rates exceed short-term interest rates, generally, an increase in the interest rate differential will increase the net interest income earned by Fulton on a portion of its earning assets. Conversely, a reduction in the interest rate differential will generally cause a reduction in net interest income earned by Fulton on a portion of its earning assets.

CHANGES IN ECONOMIC CONDITIONS AND THE COMPOSITION OF FULTON'S LOAN PORTFOLIOS COULD LEAD TO HIGHER LOAN CHARGE-OFFS OR AN INCREASE IN FULTON'S ALLOWANCE FOR LOAN LOSSES AND MAY REDUCE FULTON'S INCOME.

Changes in national and regional economic conditions could impact the loan portfolios of Fulton's subsidiary banks. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities Fulton serves. Weakness in the market areas served by Fulton's subsidiary banks could depress its earnings and consequently its financial condition because:

      o     customers may not want or need Fulton's products or services;

      o     borrowers may not be able to repay their loans;

      o the value of the collateral securing Fulton's loans to borrowers may decline; and

      o     the quality of Fulton's loan portfolio may decline.

Any of the latter three scenarios could require Fulton to "charge-off" a higher percentage of its loans and/or increase its provision for loan and lease losses, which would reduce its income.

In addition, the amount of Fulton's provision for loan losses and the percentage of loans it is required to "charge-off" may be impacted by the overall risk composition of the loan portfolio. Recently, the amount of Fulton's commercial loans (including agricultural loans) and commercial mortgages have increased, comprising a greater percentage of its overall loan portfolio. These loans are inherently more risky than certain other types of loans, such as residential mortgage loans. While Fulton believes that its allowance for

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loan losses as of December 31, 2005 is sufficient to cover losses inherent in the loan portfolio on that date, Fulton cannot assure you that it will not be required to increase its loan-loss provision or "charge-off" a higher percentage of loans due to changes in the risk characteristics of the loan portfolio, thereby reducing its net income. To the extent any of Fulton's subsidiary banks rely more heavily on loans secured by real estate than the banking industry in general, a decrease in real estate values could cause higher loan losses on non-performing loans and require higher loan loss provisions.

FLUCTUATIONS IN THE VALUE OF FULTON'S EQUITY PORTFOLIO, OR ASSETS UNDER MANAGEMENT BY FULTON'S TRUST AND INVESTMENT MANAGEMENT SERVICES, COULD HAVE A MATERIAL IMPACT ON FULTON'S RESULTS OF OPERATIONS.

Fulton's equity portfolio consists primarily of common stock of publicly traded financial institutions. The unrealized gains on the equity portfolio represent a potential source of revenue for Fulton. The value of the securities in Fulton's equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and, due to the concentration in stocks of financial institutions in Fulton's equity portfolio, specific risks associated with that sector. If the value of one or more equity securities in the portfolio were to decline significantly, this revenue could be reduced or lost in its entirety. In addition to Fulton's equity portfolio, Fulton's investment management and trust services could be impacted by fluctuations in the securities market. A portion of Fulton's trust revenue is based on the value of the underlying investment portfolios. If the value of those investment portfolios decreases, whether due to factors influencing U.S. securities markets in general, or otherwise, Fulton's revenue could be negatively impacted. In addition, Fulton's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in the outlook for rising securities prices.

IF FULTON IS UNABLE TO ACQUIRE ADDITIONAL BANKS ON FAVORABLE TERMS OR IF IT FAILS TO SUCCESSFULLY INTEGRATE OR IMPROVE THE OPERATIONS OF ACQUIRED BANKS, FULTON MAY BE UNABLE TO EXECUTE ITS GROWTH STRATEGIES.

Fulton has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. There can be no assurance that Fulton will be able to effect future acquisitions on favorable terms or that it will be able to assimilate acquired institutions successfully. In addition, with acquisitions, Fulton may not be able to achieve anticipated cost savings or operating results. Acquired institutions also may have unknown or contingent liabilities or deficiencies in internal controls that could result in material liabilities or negatively impact Fulton's ability to complete the internal control procedures required under federal securities laws, rules and regulations or by certain laws, rules and regulations applicable to the banking industry.

IF THE GOODWILL THAT FULTON HAS RECORDED IN CONNECTION WITH ITS ACQUISITIONS BECOMES IMPAIRED, IT COULD HAVE A NEGATIVE IMPACT ON FULTON'S PROFITABILITY.

Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2005, Fulton had approximately $419 million of goodwill on its balance sheet. Companies must evaluate goodwill for impairment at least annually. Write downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment is determined. Based on tests of goodwill impairment conducted to date, Fulton has concluded that there has been no impairment, and no write-downs have been recorded. However, there can be no assurance that the future evaluations of goodwill will not result in findings of impairment and write-downs.

THE COMPETITION FULTON FACES IS INCREASING AND MAY REDUCE FULTON'S CUSTOMER BASE AND NEGATIVELY IMPACT FULTON'S RESULTS OF OPERATIONS.

There is significant competition among commercial banks in the market areas served by Fulton's subsidiary banks. In addition, as a result of the deregulation of the financial industry, Fulton's subsidiary banks also compete with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of
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which are subject to less extensive regulations than Fulton is with respect to the products and services they provide. Some of Fulton's competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than Fulton has, and as such, may have higher lending limits and may offer other services not offered by Fulton.

Fulton also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Competition may adversely affect the rates Fulton pays on deposits and charges on loans, thereby potentially adversely affecting Fulton's profitability. Fulton's profitability depends upon its continued ability to successfully compete in the market areas it serves while achieving its investment objectives.

THE SUPERVISION AND REGULATION TO WHICH FULTON IS SUBJECT CAN BE A COMPETITIVE DISADVANTAGE.

Fulton is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). As a result, Fulton and its subsidiaries are subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for Fulton, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, and capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. Fulton is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to Fulton's ability to engage in new activities and to consummate additional acquisitions. In addition, Fulton is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Fulton cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on Fulton's activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases Fulton's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.